UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On April 8, 2024, Cognyte Software Ltd. (the “Company”) announced the appointment of Ms. Sarit Sagiv and Mr. Ron Shvili to the Company’s board of directors (the “Board”), effective as of May 1, 2024, in a press release titled “Cognyte Appoints Two Veteran Industry Leaders to Board of Directors”. A copy of this press release is furnished as Exhibit 99.1 hereto.

In conjunction with the appointment of Ms. Sagiv and Mr. Shvili, the Company also announced that Mr. Zvika Naggan and Ms. Karmit Shilo will be stepping down from their position as members of the Board and any committee thereof, effective as of May 1, 2024. Neither Mr. Naggan’s nor Ms. Shilo’s decision to step down from their position with the Board is due to the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices.

This information in this report of foreign private issuer on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-252565).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release titled “Cognyte Appoints Two Veteran Industry Leaders to Board of Directors”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

April, 8 2024	By:	/s/ Ilan Rotem
Ilan Rotem
Chief Legal Officer